UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 21, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Benitec Biopharma Limited

File No. 333-205135 - CF#32686

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Benitec Biopharma Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibits to a Form F-1 registration statement filed on June 22, 2015, as amended.

Based on representations by Benitec Biopharma Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.4   through November 11, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary